

02003264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-47890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seneca Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Lewis Street, 3rd Floor
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Harris (203) 622 8188
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leslie Sufrin and Company, P.C.
(Name — *if individual, state last, first, middle name*)

134 West 29th Street, 4th Flr.	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seneca Financial Group, Inc., as of February 15, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ROBERTA SUFRIN
Notary Public, State of New York
No. 41-4951944
Qualified in Queens County
Commission Expires June 5, 20 03
and Certification filed in NY County

Roberta Sufrin
Notary Public

Signature

President and Chief Executive
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENECA FINANCIAL GROUP, INC.
BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$1,232,758	$ 1,193,001
Accounts receivable, net of allowance for doubtful accounts of $49,889 and $43,650	822	246,426
Prepaid expenses and other current assets	95,102	59,608
Total current assets	1,328,682	1,499,035
Furniture and equipment, less accumulated depreciation (Note 3)	268,374	112,321
Marketable securities (Note 4)	321,303	-
Security deposits	18,654	18,654
	$1,937,013	$ 1,630,010
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 441,060	$ 525,876
Capitalized leases payable - current (Note 5)	11,795	4,073
Stockholders' distribution payable	152,079	-
Accrued income taxes	-	1,089
Total current liabilities	604,934	531,038
Capitalized leases payable (Note 5)	27,312	16,755
Commitments (Note 5)		
Stockholders' equity:		
Common stock	2,400	2,400
Capital-in-excess of par value	2,397,600	2,397,600
Accumulated (deficit)	(1,166,536)	(1,317,783)
Accumulated comprehensive income	71,303	-
Total stockholders' equity	1,304,767	1,082,217
	$1,937,013	$ 1,630,010

See accompanying notes.

LESLIE SUFRIN AND COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
134 West 29th Street
NEW YORK, NY 10001

LESLIE SUFRIN, C.P.A.
CHARLES TROPIANO, C.P.A.
BARBARA ISRAEL, C.P.A.
ROY ANDERSON, C.P.A.
JERRY BROCKETT, C.P.A.

TEL (212) 696-4800
FAX (212) 481-1638
FAX (212) 481-1696

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Seneca Financial Group, Inc.

We have audited the accompanying balance sheets of Seneca Financial Group, Inc. as of December 31, 2001 and 2000 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seneca Financial Group, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Leslie Sufrin and Company, P.C.

January 21, 2002